SingTel

07027524

8 October 2007

SEC MAIL PROCESSING
RECEIVED
OCT 2 2 2007
WASH. D.C.
186
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 1 October 2007 to 5 October 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
OCT 3 0 2007
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Oct-2007 14:06:24
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-300907-sgx.pdf Total size = **302K** (2048K size limit recommended)

Close Window

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 August 2007 430,501,315 Net transfers* 2,335,100 At 30 September 2007 432,836,415 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	432,836,415 (as at 30 September 2007)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,484,271,816 (as at 30 September 2007)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		29,097,550 (as at 30 September 2007)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2007

Lim Li Ching
Assistant Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 30 September 2007

Rank	Name	Units	% of Issued Capital
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	98,932,998	22.86
2	NATIONAL NOMINEES LIMITED	68,522,830	15.83
3	J P MORGAN NOMINEES AUSTRALIA LIMITED	33,996,040	7.85
4	CITICORP NOMINEES PTY LIMITED	20,292,289	4.69
5	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	20,186,993	4.66
6	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	14,585,565	3.37
7	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	10,783,489	2.49
8	COGENT NOMINEES PTY LIMITED	10,573,773	2.44
9	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	10,302,100	2.38
10	ANZ NOMINEES LIMITED <CASH INCOME A/C>	9,327,293	2.15
11	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,205,511	2.13
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,122,526	1.41
13	AMP LIFE LIMITED	4,997,767	1.15
14	M F CUSTODIANS LTD	4,575,749	1.06
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,263,457	0.99
16	AUSTRALIAN REWARD INVESTMENT ALLIANCE	3,738,590	0.86
17	THE AUSTRALIAN NATIONAL UNIVERSITY	3,450,000	0.80
18	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 8 A/C>	3,022,000	0.70
19	CIMB-GK SECURITIES PTE LTD <HOUSE A/C>	2,568,653	0.59
20	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 4 A/C>	2,390,297	0.55
	Top 20 holders of ORD & DEF GROUPED as at 28 Sep 2007	**341,837,920**	**78.96**

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Wednesday, October 03, 2007 2:07 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, October 03, 2007 2:06:24 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00031
Submission Date & Time :: 03-Oct-2007 14:05:27
Broadcast Date & Time :: 03-Oct-2007 14:06:24
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Zairani Bte Ahmed

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Wednesday, October 03, 2007 2:01 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510330 as follows:
Release Time: 03-Oct-2007 at 16:00:39
ASX Code: SGT
Announcement Title: Top 20 holders

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Oct-2007
Time	16:00:40
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Zairani Bte Ahmed

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Wednesday, October 03, 2007 1:58 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510327 as follows:
Release Time: 03-Oct-2007 at 15:57:57
ASX Code: SGT
Announcement Title: Appendix 3B

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Oct-2007
Time	15:58:00
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:50:37
Announcement No.	00032

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 8)
Description	
Attachments:	2007AnalystDay-ChanYimLengPart8.pdf Total size = **1669K** (2048K size limit recommended)

Close Window

Enabling End-to-End Managed Services


PROFESSIONAL SERVICES
MANAGED SERVICES
CONVERGED IP SERVICES
CONVERGED NETWORKS
Data
Voice
Video
VALUE ADDED IP BASED SERVICES

Converged Networks

Converged IP Services

Managed Services

Professional Services

- Consultancy and Professional Services
- Available for Managed Services, WAN and LAN
- Full Lifecycle support of Customers


Strategize
Design
Implement
Operate
Optimize

SingTel Professional Services - Value Proposition


Strategize
Design
Implement
Operate
Optimize
Full Lifecycle Support

Full Lifecycle Support for Network & Managed Services, developing:

- Systematic methodology to align technologically evolving network design and solution plans to customer business objectives.
- Feedback mechanism to continually improve customer network design based on performance monitoring

SingTel

Professional Services Offerings & Business Value


Lifecycle stage
Strategise
Design
Implement
Operate
Optimize
Service Modules
Technology Planning & Architecture Review
Audit
Design Review & Development
Project Management Service
Implementation Service
Performance Tuning
IT Service Methodology
Capacity Planning
Service Offering
DC/WAN Optimisation & Convergence
Messaging & Collaboration
Security
Business Value
Remote Management of Multiple Sites
Centralisation of Information & Infrastructure
Intelligent Networks
Mobility to enable ICT Application
SingTel

Benefits of End-to-End ICT Services

NETWORK COVERAGE

- ☑ Ease of connectivity into Asia and beyond
- ☑ Ubiquity of network access and types of access
- ☑ Different speed ranges from 64kbps to 1Gbps

IMPROVE PRODUCTIVITY

- ☑ Access to full range ICT solutions
- ☑ Network Optimisation
- ☑ One stop convenience - Single Partner, Single Contract/Bill, etc
- ☑ Outsource your non-core activities to SingTel

From SingTel


PROFESSIONAL SERVICES
MANAGED SERVICES
CONVERGED IP SERVICES
CONVERGED NETWORKS
VALUE ADDED IP BASED SERVICES

To You

COST SAVINGS

- ☑ Network consolidation
- ☑ One Comms team
- ☑ Lesser equipment capex
- ☑ Free Intranet calls

MANAGEABILITY

- ☑ Ease of site additions/upgrades and reconfiguration
- ☑ Visibility on network performance
- ☑ High service availability through 24x7 operational excellence
- ☑ Protection against technology obsolescence

Key Takeaways

SingTel has grown its core competencies to offer truly end-to-end, comprehensive ICT services over converged networks on a global footprint (with focus in Asia) by working with leading partners

SingTel has a vision to deliver total end-to-end Lifecycle Professional Services to continuously help our customers meet their evolving business needs

SingTel has been selected by many customers for such converged ICT solutions

SingTel

Thank You

SingTel



SINGTEL DAY2007

SingTel

asia's leading communications company

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:51 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:50:37 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00032
Submission Date & Time :: 04-Oct-2007 08:50:03
Broadcast Date & Time :: 04-Oct-2007 08:50:37
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	11:04:17
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Chan Yim Leng Part 8

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 9:04 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510718 as follows:
Release Time: 04-Oct-2007 at 11:04:15
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Chan Yim Leng Part 8

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:45:43
Announcement No.	00031

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 7)
Description	
Attachments:	2007AnalystDay-ChanYimLengPart7.pdf Total size = **1241K** (2048K size limit recommended)

Close Window

Managed Security Services – eSurveillance


6. Customers use 3G phone for live viewing
5. Intrusion alerts via email & SMS
1. Camera located at customer premises
4. Customers login to view images
SingTel IP-VPN
Customer VPN
eSurveillance VPN
EXPAN
2. Images sent via Meg@POP
3. Images stored at SingTel EXPAN

SingTel

Overview of Managed Services

Managed Hosting Services

- Data Centre Hosting
- Work Area Recovery
- Off-site Backup and Restore
- Managed Storage

Managed Security Services

- Managed Security Services
- Managed Desktop Security
- Managed eSurveillance

Managed Application Performance

- Traffic Optimisation & Profiling
- WAN Acceleration

Managed Converged Services

- Unified Communications
- Collaboration Services

Managed Network Services

- Remote LAN Monitoring
- Packaged CPE Solution

Software As A Service

- Hosted Messaging Collaboration
- Healthphone
- EduICT

Managed Network Services -
Packaged CPE Solution with Remote Monitoring



Customer's Branch Office
SingTel
IP VPN
Customer's HQ
SNMP
Customer's Branch Office
SingTel NOC
- Reporting
- Fault Alerts
- Tickets
Management
Remote User
WIFI

- Routers, Switches, Firewalls & Remote Monitoring of LAN CPE
- LAN CPE Proven to Interoperate with SingTel IP-VPN Network
- Quick Setup for Customers to Access Different Sites Including Remote Locations Using Wired / Wireless Packaged CPE Solution

SingTel

Overview of Managed Services

Managed Hosting Services

- Data Centre Hosting
- Work Area Recovery
- Off-site Backup and Restore
- Managed Storage

Managed Security Services

- Managed Security Services
- Managed Desktop Security
- Managed eSurveillance

Managed Application Performance

- Traffic Optimisation & Profiling
- WAN Acceleration

Managed Converged Services

- Unified Communications
- Collaboration Services

Managed Network Services

- Remote LAN Monitoring
- Packaged CPE Solution

Software As A Service

- Hosted Messaging Collaboration
- Healthphone
- EduICT

Managed Application Performance – TOPS AA


Satellite
VSAT
Remote Office
Acceleration over satellite link
HEAD OFFICE
WAN (SingTel IP-VPN)
DATA CENTER
XPAN
BRANCH OFFICE

- Accelerating Applications across WAN
- WAN Optimisation
- Real Time Monitoring & Reporting

SingTel

Globalisation of Managed Services

Coverage of SingTel Managed Services Leveraging on IP-VPN Footprint



Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:46 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:45:43 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00031
Submission Date & Time :: 04-Oct-2007 08:45:04
Broadcast Date & Time :: 04-Oct-2007 08:45:43
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	11:03:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Chan Yim Leng Part 7

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 9:04 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510716 as follows:
Release Time: 04-Oct-2007 at 11:03:48
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Chan Yim Leng Part 7

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:43:46
Announcement No.	00030

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 6)
Description	
Attachments:	2007AnalystDay-ChanYimLengPart6.pdf Total size = **1675K** (2048K size limit recommended)

Close Window

Managed Security Services – SingNet Desktop Security

Desktop-Based Security Service to Complement MSS@Site & MSS in the Cloud for Complete Protection Against Malicious Traffic



Customer LAN
SingNet Desktop Security
Malware
Malware
Internet
ISP
Router
Malware
MSS in the Cloud
MSS@Site
Remote User
Malware



Launched : Jul 07

6

Managed Security Services


Managed Security Service
Many-In-One, Cost Effective Security Solution
STIX
SingNet
IBM SOC
SingTel WAN
eg. Megapop
MSS@Site
Customer's Network
Border Router
Web Servers
Apps Servers
MSS in the Cloud
SingTel NOC
Firewall
IDPS

BREAKING NEWS

SingTel-IBM Partnership

"This tie-up brings together two 800 pound "managed services gorillas" in one of the fastest-growing segments of the market"

IDC, July 2007


Launched :
Jul 07

SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:44 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:43:46 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please check
your announcement at the SGX Website to ensure completeness and accuracy of the
information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00030
Submission Date & Time :: 04-Oct-2007 08:43:00
Broadcast Date & Time :: 04-Oct-2007 08:43:46
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	11:01:26
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Chan Yim Leng Part 6

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 9:01 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510715 as follows:
Release Time: 04-Oct-2007 at 11:01:24
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Chan Yim Leng Part 6

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:29:03
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Tan Tian Seng, Director, Satellite Marketing (Part 4)
Description	
Attachments:	2007AnalystDay-TanTianSengPart4.pdf Total size = **1466K** (2048K size limit recommended)

Close Window

Multimedia Desktop Conference (MDC)

An integration of audio, data and video conference accessible via the desktop.



3G mobile
3G
ISDN
ConnectPlus
Meg@POP
Multi-Media Conference Bridge
Internet
Multipoint Video Client
Multipoint video client
NEW!
Text Chat Discussion Window
World Conference
Multimedia Desktop Client
Multipoint video client onboard Vessel

Value Added Services

Web-Based Vessel Tracking


15-day Track
Position Details for highlighted vessel
Choose 15-day or 30-hour track
Vessel Name Off
Down
Find Vessel
Show Tracking
Left
Right
World View

Value Added Services

Weather

- Cost effective color charts for ship and shore
- Daily automatic feed of weather data for office



- Advanced options, 5 and 10 day forecasts available
- Accessible to all users on shore network
- Source From Applied Weather Technology

Value Added Services

E-Forms

- Simple yet powerful solution form
- Minimal training, Users able to work with familiar forms
- Transmit small files containing user-entered data only
- Compatible with many ports such as USA, Canada, Singapore. (NOAD, NBIC, ePAIR)
- Using PDF Format

NVMC

Value Added Services

News service published daily

- Published in English Language
- Regional News
  - Philippines
  - India
  - United States
  - United Kingdom
  - World International


UK Edition
News@Sen

Winning the Mind Share of Customers

Shaping the Industry thru' Satcom@SMA

- Collaboration between Singapore Polytechnic's Maritime Academy, Globe Wireless and SingTel
- Innovation Hub for development of Maritime Satellite Communications and Applications
- Provides 30 hours curriculum to train students from Maritime Academy on Maritime Satellite Communications
- Provides Maritime Satellite Applications courses to the Shipping Industry
- Provides hands-on experience in Satellite Communications and Applications


Memorandum of Understanding
between
Singapore Polytechnic
SingTel
Globe Wireless





Success Case Study (1)

SEMBAWANG KIMTRANS

3i Technologies — All eyes on your interests

Security is KEY!

3i Technologies

- To provide end-to-end infrastructure for Security, Process Control in Command, Control and Communications, on land and at sea.
- However, at sea, the current connection speed is only 64kbps and not very suitable for providing high quality surveillance solution.

Installed SingTel MVSAT



Surveillance and Monitoring

SingTel MVSAT

- Has enhanced their ICT infrastructure capability to offer better and high quality security solution to the ships
- Benefits include faster download of surveillance images and thus more up-to-date information so as to provide faster response time
- Able to attract more ships being chartered

Success Case Study (2)

Rubicon Offshore

- An offshore oilfield service company whose core activity is the development and production of small oil fields in the Austral-Asia region.
- Operates FPSO (Floating Production Storage and Off-loading)
- Requires data synchronization between FPSO and HQ. This needed an "always-on" data connectivity to ensure the accuracy of data.



Installed SingTel MVSAT
Always-on Connectivity
Up-to-date Information

SingTel MVSAT

- The SingTel MVSAT solution enables the company to have continuous data synchronization and at the same time the availability of Internet service onboard.
- Has enhanced their ICT infrastructure capability to improve the operational efficiency

Key Takeaways

Unique position of an Integrated Satellite and Telco operator offering Global IP WAN access



Moving up the value chain by focusing on vertical applications and solutions

Winning the mind share of customers through innovations and education – Satcom@SMA


SINGTEL DAY2007
SingTel
asia's leading communications company

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:30 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:29:03 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00029
Submission Date & Time :: 04-Oct-2007 08:28:15
Broadcast Date & Time :: 04-Oct-2007 08:29:03
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:53:39
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 207 - Tan Tian Seng Part 4

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 8:54 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510701 as follows:
Release Time: 04-Oct-2007 at 10:53:35
ASX Code: SGT
Announcement Title: SingTel Analyst Day 207 - Tan Tian Seng Part 4

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:27:11
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Tan Tian Seng, Director, Satellite Marketing (Part 3)
Description	
Attachments:	2007AnalystDay-TanTianSengPart3.pdf Total size = **917K** (2048K size limit recommended)

Close Window

SingTel MVSAT Regional Coverage

SingTel MVSAT Existing Regional Coverage


Tokyo
ST-1
(35 dBW)
Sri Lanka
Singapore
APSTAR-V
(34 dBW)
Sydney

7

Next Step: Global Coverage

Global Coverage


AOR
IOR
POR
No Coverage Zone
No Coverage Zone

Most Frequent Route

Least Frequent Route

Moving up the Value Chain thru' Applications


Voice-over-Broadband
E-Surveillance
GSM-at-Sea
Multi-media
@SingTel applications

MVSAT Voice-over-Broadband (VoBB)


On the Ship
Onboard phone
SIP Adapter
Comms Sys
On the Ground
SIP Gateway
+
Internet
Communicating with HQ
PSTN and
GSM network
Calling loved ones
Terrestrial
SingTel
US$10
PREPAID VALUE
Ocean
PREPAID CARD

MVSAT E-Surveillance



Stabilized
Antenna
IP Satellite Modem
IP Camera
SingTel
Managed
Hosting Service

Safety is top priority
In shipping industry!

Maritime Cellular Service


Satellite
Singapore
International Water
Stabilized
Antenna
(2M)
BTS
Mux /
DeMux
0000
Mux /
DeMux
IP Satellite Modem
Control
PC
ACU
Ethernet
Switch
Ship
IP Hub
BSC
E1
MSC
PSTN

Ship becomes an Extension of office Network!

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:28 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:27:11 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please check
your announcement at the SGX Website to ensure completeness and accuracy of the
information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00028
Submission Date & Time :: 04-Oct-2007 08:26:38
Broadcast Date & Time :: 04-Oct-2007 08:27:11
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

\>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:52:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Tan Tian Seng Part 3

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:52 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510700 as follows:
Release Time: 04-Oct-2007 at 10:52:18
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Tan Tian Seng Part 3

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:25:26
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Tan Tian Seng, Director, Satellite Marketing (Part 2)
Description	
Attachments:	2007AnalystDay-TanTianSengPart2.pdf Total size = **416K** (2048K size limit recommended)

Close Window


Solution Architecture (Secured)
• Maritime Stabilized Antenna
• Data speeds of 64kbps to 2Mbps
• Shared or Dedicated bandwidth
• IP compliant
Houston, USA
Cisco Router
128kbps LLC
Norway
Cisco Router
Scotland
New Zealand
Cisco Router
ConnectPlus
Dallas
London
New York
Auckland
Singapore
1024kbps LLC
256kbps
POR Satellite
256kbps
256kbps LLC
MVSAT
Cisco Router
IOR Satellite
3 x 256kbps
3 x 256kbps
3 x 256kbps LLC
MVSAT x 3
Cisco Router
NOC
PSTN
2M Singnet Leased Line Access
Internet
• IP-VPN connectivity
• Secured private network
• Scalability

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:26 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:25:26 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00026
Submission Date & Time :: 04-Oct-2007 08:24:53
Broadcast Date & Time :: 04-Oct-2007 08:25:26
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:51:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Tan Tian Seng Part 2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 8:52 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510698 as follows:
Release Time: 04-Oct-2007 at 10:51:56
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Tan Tian Seng Part 2

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:24:42
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 5)
Description	
Attachments:	2007AnalystDay-ChanYimLengPart5.pdf Total size = **1009K** (2048K size limit recommended)

Close Window

Collaboration Services – Managed Virtual Presence


Site A
LAN
SingTel IP-VPN
Site B
LAN
Site C
LAN

Solution includes:
- Equipment
- Installation
- Maintenance
- Connectivity
- Services

SingTel

5

Overview of Managed Services

Managed Hosting Services

- Data Centre Hosting
- Work Area Recovery
- Off-site Backup and Restore
- Managed Storage

Managed Security Services

- Managed Security Services
- Managed Desktop Security
- Managed eSurveillance

Managed Application Performance

- Traffic Optimisation & Profiling
- WAN Acceleration

Managed Converged Services

- Unified Communications
- Collaboration Services

Managed Network Services

- Remote LAN Monitoring
- Packaged CPE Solution

Software As A Service

- Hosted Messaging Collaboration
- Healthphone
- EduICT

Managed Security Services

Enabling End-to-End Managed Security Services

eSurveillance*
(Physical Security)

MSS@Site*   MSS in the Cloud
(Network Security)

SingNet Desktop Security*
(End-Point Security)

SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:25 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:24:42 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00025
Submission Date & Time :: 04-Oct-2007 08:24:08
Broadcast Date & Time :: 04-Oct-2007 08:24:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	11:00:22
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Chan Yim Leng Part 5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 9:00 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510712 as follows:
Release Time: 04-Oct-2007 at 11:00:20
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Chan Yim Leng Part 5

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:23:34
Announcement No.	00024

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Tan Tian Seng, Director, Satellite Marketing (Part 1)
Description	
Attachments:	2007AnalystDay-TanTianSengPart1.pdf Total size = **545K** (2048K size limit recommended)

Close Window

Tan Tian Seng –


SINGTEL
DAY2007
SingTel
asia's leading communications company

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and ob[illegible]tives. Forward looking information is based on management's current views and [illegible]tions including, but not limited to, prevailing economic and market conditions. T[illegible]tements involve known and unknown risks and uncertainties that could cau[illegible]sults, performance or events to differ materially from those in the st[illegible]originally made. Such statements are not, and should not be constr[illegible]sentation as to future performance of SingTel. In particular, such targets [illegible]e regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

Agenda

- SingTel Satellite – Delivering Global IP Connectivity
- SingTel Satellite – Shaping the Maritime ICT Landscape
  - Shipping as an integral comp[illegible] supply chain
  - SingTel MVSAT – Shaping the Sh[illegible]T landscape
  - Moving up the value chain
  - Winning the customer's mind share
  - Customer case studies
- Key Takeaways

SingTel Satellite
Delivering Seamless Global IP Connectivity


IP WAN
Satellite-IP
BGAN
Global
SEAMLESS
SingTel
ConnectPlus
IP-VPN

Sat-IP – Broadband IP Extension

IP WAN

Integration of SingTel ConnectPlus IP-VPN network with the 3 Satellite Technologies – Satellite-IP, BGAN and MVSAT creates a Global IP WAN offering seamless Broadband IP access from anywhere in the world


SingTel Satellite
Leading and Shaping the Maritime ICT Landscape

A Typical Supply Chain Setup


Shipping is a critical component in a supply chain
Manufacturing
Transport
Raw Materials
Customers
Marketing/Sales
Distribution Center
Shipping
Warehouse

Information Flow in a Supply Chain


Manufacturing
Transport
Warehouse
Raw Materials
Existing Communications Infrastructure between Ship and Office is still restrictive !
Shipping
Customers
Distribution Center
Marketing/Sales

SingTel Maritime VSAT (MVSAT) – Shaping the Shipping Industry ICT Landscape

Existing Services	SingTel MVSAT
Anchored to data speed of up to 64kbps	Data of up to Mbps speeds
Pay as you use charging	Unlimited usage charging (Savings)
Circuit switched services	IP based services
Connected via public networks	Connected via private networks

Solution Architecture (Broadband)


ST-1, Apstar V
VoIP Phone
Fax
Email
Internet
SIP Phone
Internet Backbone
Internet Gateway
SIP Gateway
IP Hub
SingTel 24 x 7 Customer Service Centre
Stabilized ntenna
Ship
Mux / DeMux
IP Satellite Modem
ACU
Ethernet Switch
Control PC
VoIP Phone
Fax
Email
Internet
SIP Phone

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:24 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:23:34 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00024
Submission Date & Time :: 04-Oct-2007 08:22:45
Broadcast Date & Time :: 04-Oct-2007 08:23:34
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:51:28
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Tan Tian Seng Part 1

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 8:51 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510694 as follows:
Release Time: 04-Oct-2007 at 10:51:26
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Tan Tian Seng Part 1

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:21:01
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Wong Soon Nam, VP, Business Marketing (Part 4)
Description	
Attachments:	2007AnalystDay-WongSoonNamPart4.pdf Total size = **1880K** (2048K size limit recommended)

Close Window

Agenda

- Brand Innovation
- Engage · Innovate · Transform
- Transformation in Vertical Segments and Global Markets
- **Solutions Through Innovation and Collaboration**
- Key Takeaways

SingTel

Enterprise 360

Enabling Integrated Communications System

- Implementing a complete enterprise communication platforms that serves the multiple requirements of the enterprise

Engaging Single Point

- Enabling an End-to-End design to allow ease in turnkey management



Enterprise 360
Equipment Set Up
Customer Portal
Equipment Maintenance
Managed Services
+
Connectivity
+
Hardware

Empowering the Math of Technology

- Developing a business proposition that address the financial concerns over technology deployment, future-proofing technology & growth

SingTel

Customer Success Story
Volkswagen Singapore

Background

- Customer is shifting office to accommodate all business units
- Previous system is not IP-based and is due for retirement
- Requires 100 extensions

Key Considerations

- Ability to set up and install complete network within 6 weeks for showroom reopening
- Ease in managing with limited IT resource
- Cost Effectiveness
- Reliability of Service
- Ability to integrate with IP network in future

Volkswagen chooses Enterprise360

- No Capital Outlay
- Ability to meet stringent timeline
- Reduced TCO
- Predictable running cost
- SPOC for end-to-end deployment & management
- Trusted technology and Service Provider



SingTel

SingTel's Enterprise Mobility Solutions



Mobility Solutions
Mobile Office (Sales Force Mobility)
Field Force Automation and Mobility
Remote Security and Device Mgmt
Ent Msg Mkt Tools, Survey/ Polling Tools
Mobility Services
Mobility Type Services (Ent360, Wireless@SG, Mio Mobile, Broadband on Mobile)
Foundation
Connectivity & Infrastructure (GSM, GPRS, 3G, HSDPA, WiFi Hotspot)
• Moving from carriage to business solutions, increasing relevance to customers' business
• Increasing Customer stickiness
• Creating pull through revenue

SingTel

Power Up your Business Mobility with Wireless Business Solution


Corporate Local Area Network
Head Office Data Center
Wireless Business Solution
Meg@POP / Internet & HSDPA
Vertical Applications
Financial
Security
Retail
Healthcare
End User
Mobile Worker
Telecommute Staff
Temp Office

SingTel

Enterprise Mobility Applications


HSDPA – Boardband on Mobile
GPRS / 3G Data
Mobile Desktop
Mobile Sales
Field Service
BackEnd Systems
IBM WebSphere
SAP
ORACLE
Remedy
TIBCO
SIEBEL
GPS / LBS / GPRS
Wireless@SG – WiFi Hotspot
Remote VPN Access
Track & Trace Solutions
Order Info
RA46DSMG9 Roller P/U HP
Critical Part
Available
Yes
Customer
TRIVERGENT.COMM
Attn / Note
Mrs LISA MARIANETTI
PO #
Date Required
ASAP/Critical
Preferred Carrier
Courier
Warning
This order is for 25% or more of inventory, you may want to confirm inventory is still available.

SingTel

Agenda

- Brand Innovation
- Engage · Innovate · Transform
- Transformation in Vertical Segments and Global Markets
- Solutions Through Innovation and Collaboration
- **Key Takeaways**

SingTel

Key Takeaways

- Commitment towards Customer-led Innovation
- Deeper Engagement with Customers and Partners for Successful Business Model Innovation
- Solutioning: Striking The Right Note to Deliver Customer Value

SingTel



SINGTEL DAY2007

SingTel

asia's leading communications company

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:22 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:21:01 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00021
Submission Date & Time :: 04-Oct-2007 08:20:26
Broadcast Date & Time :: 04-Oct-2007 08:21:01
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:48:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Wong Soon Nam Part 4

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:49 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510688 as follows:
Release Time: 04-Oct-2007 at 10:48:32
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Wong Soon Nam Part 4

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:20:40
Announcement No.	00020

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 4)
Description	
Attachments:	2007AnalystDay-ChanYimLengPart4.pdf Total size = **1465K** (2048K size limit recommended)

Close Window

Enabling End-to-End Managed Services


MANAGED SERVICES
CONVERGED IP SERVICES
CONVERGED NETWORKS
Data
Voice
Video
VALUE ADDED IP BASED SERVICES

Converged Networks
Converged IP Services
Managed Services

- Managed Hosting Services
- Managed Converged Services
- Managed Security Services
- Managed Network Services
- Managed Application Performance
- Software As A Service



4

Overview of Managed Services

Managed Hosting Services

- Data Centre Hosting
- Work Area Recovery
- Off-site Backup and Restore
- Managed Storage

Managed Security Services

- Managed Security Services
- Managed Desktop Security
- Managed eSurveillance

Managed Application Performance

- Traffic Optimisation & Profiling
- WAN Acceleration

Managed Converged Services

- Unified Communications
- Collaboration Services

Managed Network Services

- Remote LAN Monitoring
- Packaged CPE Solution

Software As A Service

- Hosted Messaging Collaboration
- Healthphone
- EduICT

Managed Services – Value Proposition


One-Stop Shop for ICT Services
Best-of-Breed Partnership
SingTel Managed Services
Cost Benefits - Service Subscription Model
End-to-End ICT LifeCycle Services
Outsource to Focus on Core Business

Overview of Managed Services

Managed Hosting Services
- Data Centre Hosting
- Work Area Recovery
- Off-site Backup and Restore
- Managed Storage

Managed Security Services
- Managed Security Services
- Managed Desktop Security
- Managed eSurveillance

Managed Application Performance
- Traffic Optimisation & Profiling
- WAN Acceleration

Managed Converged Services
- Unified Communications
- Collaboration Services

Managed Network Services
- Remote LAN Monitoring
- Packaged CPE Solution

Software As A Service
- Hosted Messaging Collaboration
- Healthphone
- EduICT

Managed Converged Services – Enterprise 360 Converged Router


Biz360 (Enterprise) Customer Portal
SingTel IDD
PSTN
SingNet Broadband (2M - 100M)
WAN or Public Internet
SingTel ISDN (ISDN 10, ISDN30)
ISR with Telephony Call Manager Express and Advanced Security (Firewall, RA-VPN)
Fax machine*
POE EtherSwitch
DATA EtherSwitch*
IP Phones
Printer*
Application Server*
* Not part of offering



Launched : Mar 07

SingTel

SingTel

Managed Converged Services - Managed IP PBX

Flexible, One stop IP Telephony Solution for Enterprises


Head Quarters
Stackable Media Server & Media Gateways
Choice of Digital & Analog Phones
LAN
SIP
Choice of IP phones & Softphones
SingTel IDD
SingTel PSTN
IP-VPN
Branch Office
Remote Media Gateway & Stand-by Processor
SIP
LAN

End-to-End Fully Managed by SingTel, Single Point of Contact

SingTel

Launched : Mar 07

AVAYA

SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:21 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:20:40 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00020
Submission Date & Time :: 04-Oct-2007 08:19:55
Broadcast Date & Time :: 04-Oct-2007 08:20:40
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:59:56
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Chan Yim Leng Part 4

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 9:00 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510711 as follows:
Release Time: 04-Oct-2007 at 10:59:54
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Chan Yim Leng Part 4

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:19:13
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Wong Soon Nam, VP, Business Marketing (Part 3)
Description	
Attachments:	2007AnalystDay-WongSoonNamPart3.pdf Total size = **1877K** (2048K size limit recommended)

Close Window

Thought Leadership – Customer Advisory Councils for Education




SingTel


Infrastructure
Broadband to



3

SingTel

SingTel: Developing a Vibrant Education Community


Problem-based Learning
Authentic Learning
Teachers' Community
Interactive Distance Lear
Connected Learning Communities
MOE Wireless Schools
Research Institutions
Collaborative Platform Between schools
Collaborative Learning
MOE HQ
FutureSchools@SG
IHLs
Intern
I2
Collaborative Learning Communities
Virtual Reality Learning
Digitised Library Resources
XPAN
e-Learning Repository & Vendors
Game-based Learning
1 Wilshire (LA, US)
Pacific Wave
Adaptive Learning
Next Gen. Community Network
Research Communities
SingTel

SingTel: ICT Enabler for Education Industry


ICT Value Chain
Individual Accesses
Wireless@home
Wireless@SG
Wireless@school
intel Leap ahead
FUJITSU
Devices
lenovo
On Demand Engine
LEAD
Contents
Connected Learning Communities
UniServity
Collaborative Tools /Platform
Solutions I.T.
Applications
Microsoft
HEULAB Innovative Learning Through Technology
APomputer The Way IT Should Be
Applications Integration
ncs making IT happen
Connectivity
Hosting
WAN
Wi-Fi
Wi-Max
MPLS
HSDPA

Education – Shaping the Future

1. **Future Schools – Taking the Lead with Canberra**


FUTURE
SCHOOLS
@SINGAPORE
CANBERRA PRIMARY SCHOOL
Virtual Lab
Game
Base Learning
Collaboration
Location-Based
Learning
e-Assessment

2. **EduICT – Delivering an E2E Learning Experience**


Welcome to
our School
Broadband
Hosted
Learning
Platform
Application
Provider
Learning
Provider
Content
Provider

SingTel

Reaching Out to Global Customers


etisalat ties up with SingTel
SingTel
SingTel and ADN to power up global business
Telemarketing
eDMs
Biz Forums
business solutions
Automotive
TOYOTA
Nidec
All for dreams
TRW
YOKOHAMA
THE YOKOHAMA RUBBER CO.,LTD.
Logistic
EXEL
TNT
Lufthansa Systems
RÖHLIG
Creating the 1st customer touch—point
Prospecting the customer
Engaging the decision-makers
Winning Deals
Securing mind-share through multiple customer touch-points
"Classical Conditioning"

SingTel

Deepening Engagements with Global Customers



Keylines







Positioning as
Communications Partner





Updating Customers of New Technologies and Service Offerings
Maintain Constant Interaction With Customers
Creating Partnerships with Customers
Retaining Customers
Maintaining Mindshare and Top-of-mind recall
"Classical Conditioning + Subliminal Marketing"

TNT · TOYOTA · OOCL We take it personally · ESQUEL GROUP · SAMSUNG · HUAWEI

Sumitomo Heavy Industries, Ltd.

SingTel

Developing SingTel's Innovation Centre for Mobility



SingTel Innovation Centre
Possible Mobile "Big Idea" Launches
Innovation Centre Showcase & POC lab @ BSC
Annual Enterprise Mobile Event
1. SingTel as leader in ICT
2. New biz revenue stream
Go-To-Market
Partners' Program
SOLUTIONS GENERATION
CUSTOMIZE
UNDER CONSTRUCTION
Benefits for SingTel
1. Generation of future mobile solutions/apps (Trial & Test)
2. New Biz models creatior & adoption
Engaging Partners and Customers
SingTel Strengths
NETWORK CONNECTIVITY
HARDWARE/ DEVICES
BIZ OPPORTUNITIES
Benefits for Partners
1. Provide a shared platform
2. Reduce Biz costs
Innovation Centre for Mobility
SingTel

How SingTel Transforms The Enterprise Mobility Market

Present scenario of solution selling to enterprises – Piecemeal approach


Technology Providers
Software vendors
Hardware vendors
Infrastructure vendors
Enterprise
Connectivity Providers
Mobile Operators
Wifi Providers
Service Providers
System Integrators
ASPs
MVNOs

Transforming the landscape for our customers


Enterprise
SingTel
Total Solution
Provider
Building a Community
Connectivity Providers
Mobile, WiFi providers
CUSTOMIZE
Service Providers
SIs, ASPs and MVNOs
Technology Providers
Software vendors
Hardware vendors
Infrastructure vendors

SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:21 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:19:13 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00019
Submission Date & Time :: 04-Oct-2007 08:18:38
Broadcast Date & Time :: 04-Oct-2007 08:19:13
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:47:29
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Wong Soon Nam Part 3

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:47 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510687 as follows:
Release Time: 04-Oct-2007 at 10:47:25
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Wong Soon Nam Part 3

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:17:02
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Wong Soon Nam, VP, Business Marketing (Part 2)
Description	
Attachments:	2007AnalystDay-WongSoonNamPart2.pdf Total size = **1549K** (2048K size limit recommended)

Close Window

SingTel: Developing a Vibrant Healthcare Community



Patient
Patient
Remote VPN
SINGnet BUSINESS
Personal Health Record
E Surveillance
Govt Hospitals
Biz Live SMS
Pte Hospitals
EXPAN
Medical Records Repository
CCMS
Meg@POP
IP VPN Solutions that work for you.
Electronic Medical Record
TOPs
Service Provider
Polyclinic
CMS
GPs
Specialists
Radiologists
Test Labs
PACS
National Health Institutions
MINISTRY OF HEALTH SINGAPORE
Health Promotion Board

SingTel

2

SingTel: ICT Enabler for Healthcare Landscape


Solutions
Infrastructure
Policy
Business Solutions
Electronic Medical Records
Cliniic Mgt solution
Long-term Condition Mgt
Patient Health Record
Telemonitoring Teleconsulting
Tele Radiology (PACS)
Preventive Care
Disease Surveillance
Data flow btw EMR & EDC
Business Services
Billing
Helpdesk
Managed Services
Collaborative Healthcare Platform
Service Oriented Architecture
Collaboration, Point of Access
Systems Management, Privacy & Security, Data Access, Integration
Architecture and Design Blueprint
Privacy
Usability
Accessibility
Security
Standards
Interoperability

Deepening Our Relationship in Healthcare

1. **Thought leadership HiMSS AsiaPac 2007**

HiMSS AsiaPac07
Conference & Exhibition
In association with CHIK Services



2. **Building our competencies**


Clinic Management Solution
Healthcare360


Power up
rising life expectancies mean
rising healthcare expectations

3. **Launch of Community Care Management Solution**

SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:21 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:17:02 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00018
Submission Date & Time :: 04-Oct-2007 08:16:28
Broadcast Date & Time :: 04-Oct-2007 08:17:02
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:46:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Wong Soon Nam Part 2

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:46 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510684 as follows:
Release Time: 04-Oct-2007 at 10:46:14
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Wong Soon Nam Part 2

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:15:35
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 3)
Description	
Attachments:	2007AnalystDay-ChanYimLengPart3.pdf Total size = **1201K** (2048K size limit recommended)

Close Window

Enabling End-to-End Managed Services


CONVERGED NETWORKS
Data
Voice
Video

Converged Networks

- IP-VPN Services:
  - ConnectPlus IP-VPN / Meg@POP
- Ethernet Services
  - E-VPN / E-Line / MetroE
- Classes of Service
  - Standard, Business, Premium NRT & Premium RT
  - Prioritise Data, Voice and Video over the same link
- Dedicated Access into SingTel POPs
  - Private Line, ATM, Ethernet, DSL including Satellite IP access technology
- Remote Access across Internet
  - IPSec and SSL
  - Access from Anywhere!



Converged Networks - ConnectPlus IP-VPN

Leading Asian Capability & Connecting Customers "To & From" Asia To Their Global Hubs

Increase of 38 Cities to 63 Major Cities


ConnectPlus IP-VPN US Nodes
ConnectPlus IP-VPN European Nodes
ConnectPlus IP-VPN Asia / Middle East Nodes
Leading Player in Asia

ConnectPlus IP-VPN – Key Enhancements

- New Service Schemes to value-add to C+IP Product

Greater China VPN

1. Target customers with only Greater China region VPN requirements

VOIP

1. Remote Access
2. SSL Support
3. Extended across Acasia, Softbank, Global Crossing, CEC & Bharti

New NNI

1. Innove
2. Telefonica
3. Global Crossing
4. Dual NNI with CPC, CEC & VADS

Access Schemes

1. Satellite Access via BGAN & Satellite IP
2. Ethernet Access made available in 10 more key cities in 7 countries

GDP

1. Europe (8 sites)
2. India (6 sites)
3. China (16 sites)

New VAS

1. Multicast
2. Jumbo Frame
3. Burstable IP
4. SLG Enhancement

SingTel

ConnectPlus IP-VPN – Performance Monitoring


File Edit View Favorites Tools Help
Back
Search
Favorites
Address
Go
Links
Map
Table
Matrix
Location Selector
Done
Internet
start

ConnectPlus IP-VPN – Integration with Satellite

Integration Provides Reliable Broadband Access to Locations with Unreliable or Non-Existent Terrestrial Telecommunication Network


Media
Shipping
Oil & Gas
BGAN
MVSat
Sat-IP
ConnectPlus
IP-VPN

With New Satellite Access, Coverage is Extended to ~ 98% of the Global Population

SingTel

IP-VPN Service - Revenue Growth



Avg YOY Growth ~ 50%
FY0405
FY0506
FY0607

IP VPN Service Growth

Growth Rate is ~ 2 Times Compared to Asia Pacific (ex Japan) Market Growth Rate

SingTel

Converged Networks - ConnectPlus E-VPN / E-Line

Cost-Effective Network Connection Outside Singapore

Increase to 22 Major Cities
Key Focus in Asia



ConnectPlus
E-VPN / E-Line
US Nodes
ConnectPlus
E-VPN / E-Line
European
Nodes
ConnectPlus
E-VPN / E-Line
Asia / Middle East
Nodes
Leading Player in
Asia

Ethernet Service – Revenue Growth



Avg YOY Growth ~ 300%
FY0405
FY0506
FY0607

Ethernet Service Growth

SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:21 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:15:35 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00017
Submission Date & Time :: 04-Oct-2007 08:15:00
Broadcast Date & Time :: 04-Oct-2007 08:15:35
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:58:28
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Chan Yim Leng Part 3

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:58 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510710 as follows:
Release Time: 04-Oct-2007 at 10:58:24
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Chan Yim Leng Part 3

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:14:48
Announcement No.	00016

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Wong Soon Nam, VP, Business Marketing (Part 1)
Description	
Attachments:	2007AnalystDay-WongSoonNamPart1.pdf Total size = **1575K** (2048K size limit recommended)

Close Window

Wong Soon Nam -



SINGTEL DAY2007

SingTel

asia's leading communications company

Marketing & Service Innovation

Wong Soon Nam

VP Business Marketing



SingTel

Agenda

- Brand Innovation
- Engage · Innovate · Transform
- Transformation in Vertical Segments and Global Markets
- Solutions Through Innovation and Collaboration
- Key Takeaways

SingTel

Agenda

- Brand Innovation
- Engage · Innovate · Transform
- Transformation in Vertical Segments and Global Markets
- Solutions Through Innovation and Collaboration
- Key Takeaways

SingTel

What is 360?

SingTel

It's about you

It's about me

It's about customers

It's about us

It's about products

It's about services

It's about history

It's about experience

It's about change

It's about challenges

SingTel

It's about products

It's about you

It's about services

It's about me

It's about history

Coming together

It's about experience

It's about change

It's about challenges

SingTel

Coming together

SingTel



To form one

SingTel

thought

SingTel

belief

SingTel

approach

SingTel

so[redacted]on

SingTel

To turn you on

SingTel


To empower you

SingTel

To power up your business

SingTel


because it's...

SingTel



Just ... at your busines... eeds

SingTel

SingTel Solutions

360

Just what your business needs

SingTel

Brand Innovation: SingTel Business Brand Architecture

360
JUST WHAT YOUR BUSINESS NEEDS

office360
JUST WHAT YOUR BUSINESS NEEDS

Graphic Icon
New ethos

Solutions
Philosophy of solutions and consultative selling

SME Solution
Integrated package that is (simple, creates value & convenient for SMEs)

SingTel

Business Group Local & Global Identity

- Connect Asia
- Lead in Singapore
- Innovate for future
- Partner globally

Focus	Singapore	Overseas
Innovation & Solution	Strengthen brand through Solutions Portfolio	Build Awareness Through Smart Global
Presence & Coverage	360 Just what your business needs	"Simplifying Asia & Beyond"

SingTel - The Choice ICT Partner Provider

SingTel

Agenda

- Brand Innovation
- Engage · Innovate · Transform
- Transformation in Vertical Segments and Global Markets
- Solutions Through Innovation and Collaboration
- Key Takeaways

SingTel


Engage · Innovate · Transform
Creating Customer-Led Innovation
Thought Leadership through CACs, CXO RTs, Associations, Seminars, Events, etc
business solutions centre
Virtual Interaction (Microsites)
Leveraging Innovation Hubs
Engaging Customers & Partners For Pilot Solutions
Proof of Concept Labs/ BSC
Innovation Centre for Mobility
Satellite Innovation Hub
Driving Adoption
Success
Solutions
Support
Commitment
Leads
SaaS/ Utility Model
SingTel

Agenda

- Brand Innovation
- Engage · Innovate · Transform
- Transformation in Vertical Segments and Global Markets
- Solutions Through Innovation and Collaboration
- Key Takeaways

SingTel

Deepening Customer Engagement

Transforming our Front End for Deeper Penetration


Global Accounts
SME Accounts

Reorganized accounts for sharper focus

10 Verticals



Healthcare



FSI



Mfg



Govt / Defense



Education



IT & Communications


BusinessNEWS

Media



Transport / Logistic



Petrochemical



Hospitality

Integrated SME BU
Integrated Experience

SingTel

Creating Thought Leadership for Healthcare



SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:15 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:14:48 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please check
your announcement at the SGX Website to ensure completeness and accuracy of the
information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00016
Submission Date & Time :: 04-Oct-2007 08:14:15
Broadcast Date & Time :: 04-Oct-2007 08:14:48
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:45:39
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Wong Soon Nam Part 1

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 8:46 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510681 as follows:
Release Time: 04-Oct-2007 at 10:45:36
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Wong Soon Nam Part 1

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:12:14
Announcement No.	00015

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Bill Chang, EVP, Business Group (Part 6)
Description	
Attachments:	2007AnalystDay-BillChangPart6.pdf Total size = **1463K** (2048K size limit recommended)

Close Window

Customer Experience Innovation: *From Connectivity to Packaged Solutions*

SingTel as Your Business & Solutions Partner

Smart Office

Office Apps SaaS



Oct 06

Office360

Complete Connectivity Solutions



Mar 07



Jul 07

Secured Office360

Complete Protection

- Technology advisor to take care of the "context" and let SME focus on the "core" of business
- Hosted model (subscription based) lowering total cost of ownership and faster GTM
- Strategic partner that grows with SME
- Move from connectivity-only products to communication solutions

Strengthening Our Reach

6

4 Process Innovation: Enhancing Customer Experience


ACCELERATE TOWARDS EXCELLENCE

"Develop SingTel customised methodology to improve our end-to-end processes to achieve year-on-year continuous operational cost reduction and improvement in quality of service and customer satisfaction"

Go-To-Market (Fast Track Committee)

Syndication with Stakeholders

IT / Networks Support

Delivery & Post Sales (Process Optimisation Committee)

Sales Support

Billing

④ Process Innovation: Enhancing Customer Experience


ACCELERATE TOWARDS EXCELLENCE

" Develop SingTel customised methodology to improve our end-to-end processes to achieve year-on-year continuous operational cost reduction and improvement in quality of service and customer satisfaction "

Go-To-Market (Fast Track Committee)

- Syndication with Stakeholders
- IT / Networks Support

Delivery & Post Sales (Process Optimisation Committee)

- Sales Support
- Billing

Customer Experience Innovation:
From Connectivity to Packaged Solutions

SingTel as Your Business & Solutions Partner

Smart Office

Office Apps SaaS



Oct 06

Office360

Complete Connectivity Solutions



Mar 07



Jul 07

Secured Office360

Complete Protection

Strengthening Our Reach

- Technology advisor to take care of the "context" and let SME focus on the "core" of business
- Hosted model (subscription based) lowering total cost of ownership and faster GTM
- Strategic partner that grows with SME
- Move from connectivity-only products to communication solutions

6

Key Takeaways

Aspire to be the most preferred ICT Solutions Provider in Asia Pacific

Drive for Leadership in Next Generation Infrastructure Services in APAC



Going Beyond Connectivity into Managed Services & Lifecycle Services

Transform our GTM capabilities to bring solutions and greater relevance to our customers

Process Innovation and Investments to speed up our GTM execution



SINGTEL DAY2007

SingTel

asia's leading communications company



SINGTEL DAY2007

SingTel

asia's leading communications company

Key Takeaways

Aspire to be the most preferred ICT Solutions Provider in Asia Pacific

Drive for Leadership in Next Generation Infrastructure Services in APAC



Going Beyond Connectivity into Managed Services & Lifecycle Services

Transform our GTM capabilities to bring solutions and greater relevance to our customers

Process Innovation and Investments to speed up our GTM execution

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:13 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:12:14 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00015
Submission Date & Time :: 04-Oct-2007 08:11:38
Broadcast Date & Time :: 04-Oct-2007 08:12:14
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:41:09
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Bill Chang Part 6

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:41 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510680 as follows:
Release Time: 04-Oct-2007 at 10:41:07
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Bill Chang Part 6

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:10:51
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 2)
Description	
Attachments:	2007AnalystDay-ChanYimLengPart2.pdf Total size = **1705K** (2048K size limit recommended)

Close Window

SingTel's Role in Convergence



EXPAN
Applications
MSS in the Cloud
Video Storage
Singapore Data Centre
PSTN
IDD
SIP Trunking
SINGnet
Integrated WAN single link, multiple applications
Customer HQ
Managed IP PBX / E360
Voice
3G/ HSDPA
IP-VPN e.g Meg@POP
Meg@POP EthernetLink
MSS@Site
Partner's Site
Partner's VPN
VPN 1
Extranet
Data
Satellite
C+ IP-VPN
Packaged CPE Solution
Managed Desktop Security
Meg@POP BizLink
Overseas location
TOPS
Customer Remote Site
TOPS
Managed Virtual Presence / MMC
Video
eSurveillance
Managed Virtual Presence / MMC

Business communities are built upon such networks

SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:11 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:10:51 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00014
Submission Date & Time :: 04-Oct-2007 08:10:16
Broadcast Date & Time :: 04-Oct-2007 08:10:51
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:57:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Chan Yim Leng Part 2

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 8:58 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510706 as follows:
Release Time: 04-Oct-2007 at 10:57:57
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Chan Yim Leng Part 2

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:10:21
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Bill Chang, EVP, Business Group (Part 5)
Description	
Attachments:	2007AnalystDay-BillChangPart5.pdf Total size = **1450K** (2048K size limit recommended)

Close Window

Lifecycle Approach to Increase Customer Success and Stickiness


Strategize
Design
Implement
Operate
Optimize

- Iterative 5 Step process focusing on **Data Centre** and **Converged Networks Solutions**
- Offering **Professional Services** allows us to deliver higher SLAs and faster response time
- Opportunity to introduce new services and technologies to customers proactively
- Cycle will **iterate**, and SingTel will have significant **depth** in understanding the customers and be regarded as a **close partner** and a **technology enabler**

5


Project Breakthrough
Transforming our Front End for Deeper Penetration...
Re-organised our Accounts
Sharper Focus
Global
Accounts
SME
Accounts
Focus on Verticals
Healthcare
FSI
Mfg
Govt /
Defense
Education
IT &
Communications
Media
Transport
/ Logistic
Petrochemical
Hospitality
Integrated SME BU
Integrated Experience
hello!
Direct
Sales
Telesales
SME 1111
Churn/
Salvage
Channels

Leveraging on NCS' Capabilities and Domain Expertise

EDUCATION

FINANCIAL SERVICES & INSURANCE

HEALTHCARE & LIFE SCIENCES

HOMELAND SECURITY

COMMERCIAL, LOGISTICS & MANUFACTURING

PUBLIC SECTOR

TELCO & UTILITIES

TRANSPORTATION

Service Offerings and Competencies

CONSULTING
- Business Continuity Consulting
- Business Transition Consulting
- e-Government Consulting
- Enterprise Architecture Consulting
- IT Consulting
- Outsourcing Consulting
- Value-based Consulting

BUSINESS SOLUTIONS
- Business Process Re-engineering
- Application Design, Development, Implementation & Maintenance
- ERP Implementation & Maintenance
- Systems Integration

TECHNOLOGY SOLUTIONS
- Engineering & Radio Communication
  - C4ISR*
  - Intelligent Building
  - Smart Security Solutions
  - Transportation Solutions
- IT Infrastructure Planning, Design & Implementation
- IT Security Training & Certification
- Telecommunication & Multimedia

MANAGED SERVICES
- Business Process Outsourcing
- IT Infrastructure Management
- Data Centre
  - Business Continuity
  - Network
  - System & Desktop
- IT Security Management
- Facility Management

POINTS OF OPERATIONS

Australia
Bahrain
China
Hong Kong
India
Korea
Malaysia
Philippines
Singapore
Sri Lanka

*C4ISR is a acronym for Command, Control, Communication, Computer, Intelligence, Surveillance & Reconnaissance

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:11 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:10:21 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00013
Submission Date & Time :: 04-Oct-2007 08:09:33
Broadcast Date & Time :: 04-Oct-2007 08:10:21
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:40:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Bill Chang Part 5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:41 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510677 as follows:
Release Time: 04-Oct-2007 at 10:40:33
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Bill Chang Part 5

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:08:00
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Bill Chang, EVP, Business Group (Part 4)
Description	
Attachments:	2007AnalystDay-BillChangPart4.pdf Total size = **1837K** (2048K size limit recommended)

Close Window

Providing end to end seamless IP network

SingTel IP-VPN, Sat-IP and MVSAT connectivity



Houston, USA
Cisco Router
Norway
Cisco Router
Scotland
New Zealand
Cisco Router
Dallas
London
New York
Managed MPLS
Auckland
Singapore
1024kbps LLC
512kbps
CS-1
SingTel Earth Station
Cisco Router
Fixed Land VSAT
ST-1
256kbps
SingTel Earth Station
Coral Sea
MVSAT
APT V
3 x 256kbps
SingTel Earth Station
NOC
Singapore
PSTN
2M Singnet Leased Line Access
MVSAT x 3
South China Sea
Internet
Be Connected Anywhere

Going Regional
Beyond Connectivity… to Managed Services


ICT
PROFESSIONAL SERVICES
MANAGED SERVICES
MANAGED CONNECTIVITY
1
2
3

1. Hosting
2. Security
3. Network Solutions
4. Application Performance
5. Converged Solutions

Focus on 5 Key Managed Services

Most demanded by customers


Managed Hosting
Managed Security
Managed Converged Solutions
Managed Connectivity
Managed Application Performance
Managed Network Solutions

Managed Hosting :
Expan's Suite of DC services

Managed Security :
Collaboration with IBM to offer In-the-Cloud and On-Site security

Managed Network Solutions :
Provision and management of LAN device, WAN and remote monitoring

Managed App Performance :
Collaboration with Packeteer to offer optimisation and acceleration of WAN applications

Managed Converged Solutions:
Partnership with Avaya and Cisco for Managed IP PBX

Vision

Bundling Professional Services as Integrated Solutions



ICT
PROFESSIONAL SERVICES
MANAGED SERVICES
INFRASTRUCTURE / CONNECTIVITY

1 Data Centre

2 Converged Solutions and Network

3 Security and Messaging & Collaboration



1
2
3
4
5

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:09 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:08:00 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00012
Submission Date & Time :: 04-Oct-2007 08:07:24
Broadcast Date & Time :: 04-Oct-2007 08:08:00
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:48:00
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Bill Chang Part 4

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 8:48 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510676 as follows:
Release Time: 04-Oct-2007 at 10:47:58
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Bill Chang Part 4

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:06:04
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Bill Chang, EVP, Business Group (Part 3)
Description	
Attachments:	2007AnalystDay-BillChangPart3.pdf Total size = **1709K** (2048K size limit recommended)

Close Window

Vision

Be the Preferred ICT Solutions Provider in Asia Pacific


ICT
PROFESSIONAL SERVICES
MANAGED SERVICES
MANAGED CONNECTIVITY

1 Data Centre

2 Converged Solutions and Network

3 Security and Messaging & Collaboration

(1) Hosting

(2) Security

(3) Network Solutions

(4) Application Performance

(5) Converged Solutions

Meg@PoP, MetroEthernet, SIP

SMART Global, IP-VPN, GDP, eVPN, eLine

Vision
Going Global with Managed Connectivity Services


ICT
PROFESSIONAL SERVICES
MANAGED SERVICES
MANAGED CONNECTIVITY

1. Data Centre
2. Converged Solutions and Network
3. Security and Messaging & Collaboration

1. Hosting
2. Security
3. Network Solutions
4. Application Performance
5. Converged Solutions

Meg@PoP, MetroEthernet, SIP

SMART Global (IP-VPN, eVPN), eLine, SAT IP

② Enabling End-to-End Managed Services


PROFESSIONAL SERVICES
MANAGED SERVICES
CONVERGED IP SERVICES
CONVERGED NETWORKS
Data
Voice
Video
VALUE ADDED IP BASED SERVICES

Converged Networks

Converged IP Services

Managed Services

Professional Services

- Consultancy and Professional Services
- Available for Managed Services, WAN and LAN
- Full Lifecycle support of Customers


Strategize
Design
Implement
Operate
Optimize

C+ IP-VPN as Delivery Platform for ICT

C+ IPV-PN provides the delivery platform to provide ICT services while ICT creates stickiness and differentiation to IP-VPN



Class of Services
Router Management
Network Reporting
CPE Service
Managed IP BBX
I.T. Integration / Outsourcing
Multimedia Conferencing
VoIP VPN
Hosted IP PBX
QoS Regulation
Bandwidth Management
Media over IP
Security Management
C+
IP-VPN
Traffic Optimisation & Profiling
WAN Optimisation
Community Networks
ASP / CP
Network Firewall
Managed Security (dedicated FW, IPS)

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:07 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:06:04 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00011
Submission Date & Time :: 04-Oct-2007 08:05:30
Broadcast Date & Time :: 04-Oct-2007 08:06:04
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:38:13
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Bill Chang Part 3

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:38 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510670 as follows:
Release Time: 04-Oct-2007 at 10:38:11
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Bill Chang Part 3

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:05:06
Announcement No.	00010

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Ms Chan Yim Leng, VP, Business Products (Part 1)
Description	
Attachments:	2007AnalystDay-ChanYimLengPart1.pdf Total size = **520K** (2048K size limit recommended)

Close Window



SINGTEL DAY2007

SingTel

asia's leading communications company

Chan Yim Leng

SingTel : Leading & Shaping Asia Pacific ICT Landscape



Chan Yim Leng
VP (Business Products)
SingTel

4 October 2007

SingTel

Business Challenges

GROWTH IN UNCERTAIN TIMES

- ☑ Rapid Growth & Opportunities in ASIA
- ☑ Acquisition & Merger and Organisational changes
- ☑ Partnership Eco system

CHANGES IN OPERATING ENV

- ☑ Regulatory changes
- ☑ Security issues
- ☑ Customer needs


PROFESSIONAL SERVICES
MANAGED SERVICES
CONVERGED IP SERVICES
CONVERGED NETWORKS
VALUE ADDED IP BASED SERVICES

INCREASING PRODUCTIVITY

- ☑ Do more with less: More applications with same $budget
- ☑ Cutting Inefficiencies in Applications to Increase Responsiveness
- ☑ Focus on Core Business rather than let technology changes distract

MANAGEABILITY

- ☑ Single Provider – One stop shop
- ☑ Scalability
- ☑ Protection against technology obsolescence
- ☑ Cost Effective solutions

SingTel

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:06 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:05:06 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00010
Submission Date & Time :: 04-Oct-2007 08:04:23
Broadcast Date & Time :: 04-Oct-2007 08:05:06
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:55:15
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 200 7- Chan Yim Leng Part 1

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, October 04, 2007 8:55 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510705 as follows:
Release Time: 04-Oct-2007 at 10:55:04
ASX Code: SGT
Announcement Title: SingTel Analyst Day 200 7- Chan Yim Leng Part 1

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:04:19
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Bill Chang, EVP, Business Group (Part 2)
Description	
Attachments:	2007AnalystDay-BillChangPart2.pdf Total size = **1768K** (2048K size limit recommended)

Close Window

Delivering An Experience
Starbucks Example

Coffee beans



Kopitiam Coffee-O



Starbucks Latte


STARBUCKS
COFFEE

Experience Provider : What Does This Mean to Us?

Past	Future
	Solutions Focused: Integrated, End-to-End
	Innovator: Leading & Shaping Industries
	Anticipating Customer Needs & Be Proactive
	Customer Empowerment "Solution made just for me"
	Speed & Sharpness in Execution
	Interaction Focus Building Partnership for Success

Innovation Levers to Excelerate Forward

1. Technological Innovation

2. Business Model Innovation



3. Customer Experience Innovation

4. Process Innovation

① Technological Innovation

Software as
a Service
(SaaS)

BizWeb
IBM
Microsoft



Wireless

WiFi
WIMAX
HSDPA
HSUPA



Managed
Services

Security, Network, Hosting
Apps Performance
Converged Services
ICT Lifecycle Services





E/IP-VPN
E-Line
Sat-IP
MVSat




Leading
and
Shaping
Business Market

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:05 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:04:19 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00009
Submission Date & Time :: 04-Oct-2007 08:03:15
Broadcast Date & Time :: 04-Oct-2007 08:04:19
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:36:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Bill Chang Part 2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 8:36 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510665 as follows:
Release Time: 04-Oct-2007 at 10:36:09
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Bill Chang Part 2

SEC File No: 82-3622

Co Sec, fyi pls. Thks w 3/10/07

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 08:02:10
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Analyst Day 2007 - Presentation by Mr Bill Chang, EVP, Business Group (Part 1)
Description	
Attachments:	2007AnalystDay-BillChangPart1.pdf Total size = **1579K** (2048K size limit recommended)

Close Window


SINGTEL
DAY2007
SingTel
asia's leading communications company

Leading and Shaping the ICT Market in Asia Pacific



SingTel Analyst Day
4 October 2007

Bill Chang
EVP (Business)

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial co[illegible]itions, results of operations and businesses, and related plans and objectives. [illegible]orward looking information is based on management's current vie[illegible]ssumptions [illegible]luding, but not limited to, prevailing economic and market cond[illegible]e statements involve known and unknown risks and uncertainties that could c[illegible]c[illegible]al results, performance or events to differ materially from those in the sta[illegible]ts as originally made. Such statements are not, and should not be constru[illegible] representation as to future performance of SingTel. In particular, such targets s[illegible]ot be regarded as a forecast or projection of future performance of SingTel. It [illegible]ld be noted that the actual performance of SingTel may vary significantly from suc[illegible]argets.

"S$" means Singapore dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

Strong Data & Internet Growth

Data and Internet revenue 13%

Corporate data[1]

- LLC up 12%
- Hosting & Managed services up 30%
- IP-VPN up 34%
- ILC up 8%



Managed IP PBX
Total Business Communications



Fully Managed Telephony, Voice, Security and Data Services



SecuredOffice
Latest SME integrated solution offer

1. Corporate data consists of LLC, ILC, managed services and others

IP and Managed Services as our Growth Engines



$m
30
25
20
15
10
5
0
IP-VPN
(Domestic & Intl)
(34% growth YoY*)
Strong Growth
Managed Services
& Hosting
(30% growth YoY*)
1Q FY0506
2Q FY0506
3Q FY0506
4Q FY0506
1Q FY0607
2Q FY0607
3Q FY0607
4Q FY0607
1Q FY0708
IP-VPN
- Hosting & Managed Services

* Growth computed based on 1Q FY 07/08 vs 1Q FY 06/07

Maintaining Leadership in Traditional Data


110
90
70
50
30
$m
LLC
(12% growth YoY*)
ILC
(8% growth YoY*)
1Q FY0506
2Q FY0506
3Q FY0506
4Q FY0506
1Q FY0607
2Q FY0607
3Q FY0607
4Q FY0607
1Q FY0708
ILC
LLC

* Growth computed based on 1Q FY 07/08 vs 1Q FY 06/07

Ramming Up Our Growth Engines


Managed Svc & Hosting
30%
1Q FY06/07
1Q FY07/08


eline / eVPN
549%
1Q FY06/07
1Q FY07/08


Sat-IP
23%
1Q FY06/07
1Q FY07/08

Vision for SingTel Business Group



Exceleration

"Be the *Experience Provider* that *Innovates* constantly in providing compelling and cost effective solutions to lead and shape businesses for success"

Exceleration

Ong Winn Nie

From: Lim Li Ching
Sent: Thursday, October 04, 2007 8:03 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 04, 2007 8:02:10 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00008
Submission Date & Time :: 04-Oct-2007 08:01:07
Broadcast Date & Time :: 04-Oct-2007 08:02:10
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Oct-2007
Time	10:35:33
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Analyst Day 2007 - Bill Chang Part 1

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Thursday, October 04, 2007 8:36 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 510662 as follows:
Release Time: 04-Oct-2007 at 10:35:30
ASX Code: SGT
Announcement Title: SingTel Analyst Day 2007 - Bill Chang Part 1

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	17-Sep-2007 08:26:19
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CLSA Investors' Forum - Presentation by Chua Sock Koong, SingTel Group CEO
Description	
Attachments:	2007CLSAInvestorForum.pdf Total size = **579K** (2048K size limit recommended)

Close Window

SingTel: Asia's Leading Communications Company

CLSA Hong Kong Conference 18th September 2007



Chua Sock Koong

Group CEO

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

SingTel Group: Asia's Leading Communications Company

SingTel	• leader in Singapore telco market
Optus	• investing for growth in Australia
Regional mobile	• present in the world's fastest growing mobile markets

SingTel

- Ops in emerging & mature markets
- Strong cash flow
- High cash returns to shareholders

SingTel Group: successful transformation

Proportionate revenue outside Singapore[1] **76%**


1% Others
Australia
27%
Regional Mobile
48%
24%
Singapore

Proportionate EBITDA outside Singapore[2] **74%**


1% Others
Australia
30%
43%
Regional Mobile
26%
Singapore

1. Consolidated revenue *plus proportionate share of associates* – 3 months to Jun 07
2. Consolidated EBITDA plus proportionate share of associates – 3 months to Jun 07

SingTel Group: major mobile operator in Asia

SingTel Group's Asian footprint


WARID
WE CARE
30%
CITYCELL
45%
AIS
21%
GLOBE TELECOM
45%
bharti
30%
SingTel
100%
TELKOMSEL
35%
'yes'
OPTUS
100%

Total mobile subscribers


CAGR: 38%
Mobile subscribers (m)
37
52
71
92
136
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07

SingTel

SingTel: leader in Singapore telco market

Share of Singapore market[1]

63%


Starhub
26%
M1
11%
63%
SingTel

Double-digit revenue growth in Q1 FY08


10%
SingTel revenues (S$ m)
1,045
1,001
1,049
1,052
1,161
Q1 FY04
Q1 FY05
Q1 FY06
Q1 FY07
Q1 FY08

1. Singapore telecoms market revenues of listed operators - 3 mths to Jun 07

SingTel

SingTel: maintaining leadership in key markets

Data & Internet revenue[1] ↑ 13%

Broadband market share 54%


Data & Internet rev (S$ m)
296
335
Q1 FY07
Q1 FY08

Mobile revenue[1] ↑ 14%

Mobile market share 39%


Mobile rev (S$ m)
278
317
Q1 FY07
Q1 FY08

1. YoY comparison between Q1 FY08 and Q1 FY07

SingTel: rejuvenating fixed services


GENERATION
mio
FOR EVERYTHING YOU LOVE
AT HOME AND BEYOND


mio TV
"The choice is yours."

mio

- bundles mobile, broadband, entertainment & telephone services
- transforms the home telephone socket into gateway to a world of:
  - communication
  - infotainment
  - other possibilities

mio TV

- leverages our leadership in telephony and broadband
- maximises value of existing infrastructure
- provides flexibility and greater value to consumers

Number of mio customers[1]	30K
DEL market share[1]	95%
Capex in first year	S$30m

1. As at June 2007

SingTel

Mobile subscriber market share[1]



Hutch, 7%
Voda, 18%
Telstra, 43%
Optus, 33%

- Grow network scale in regional Australia
- Exploit incumbent's dilemma with mobile caps

Success in targeted postpaid acquisition



Mobile revenue (A$m)
1,014
+3%
1,044
138
144
Equip
5%
664
701
Outgoing
6%
212
199
Incoming
6%
Q1 FY07
Q1 FY08

- Q1 net adds 65k
  - ✓ strong postpaid net adds of 27k

1. JPMorgan Australian Mobile market report 10th Sep 07

SingTel

Optus Fixed: o

Broadband subscriber market share[1]


Others, 24%
AAPT/ Powertel, 4%
Primus, 3%
iiNet, 4%
Optus, 18%
Telstra, 47%

- On net expansion to improve scale & profitability
- OPEL JV to cover regional & rural Australia

Expansion of on-net broadband


Broadband customers (000s)
618
834
+35%
ULL
Bus b'band
HFC
Resale DSL
On-net
+43% growth
Off-net
+25% growth
Q1 FY07
Q1 FY08

- Q1 broadband net adds — 53k
- Consumer total on-net revenue — ↑13%
  - ✓ offset by decline in offnet

1. JPMorgan Australian Broadband market report 5th Sep 07



bharti
TELKOMSEL
WARID
GLOBE TELECOM
AIS
PBTL
85%
42.7
16%
46%
42.8
32%
41%
118%
10.6
51%
30%
18.1
73%
31%
22.7
19%
85%
1.3

	bharti	TELKOMSEL	WARID	GLOBE TELECOM	AIS	PBTL
Effective stake (%)	30.5%	35.0%	30.0%	44.5%	21.4%	45.0%
Market position	#1	#1	#4	#2	#1	#4
Market share (%)	24%	57%	17%	38%	50%	5%

Mob penetration (%) Mob subs (m) Mob subs growth (%)

Net profits[1]


27%
Net profits (S$ m)
355
450
Globe
AIS
Bharti
Telkomsel
Q1 FY07
Q1 FY08

Dividends[2]


24%
Dividends (S$ m)
505
625
Globe
AIS
Telkomsel
FY06
FY07

1. YoY comparison between Q1 FY08 and Q1 FY07
2. YoY comparison between FY07 and FY06

SingTel

Investment strategy

Focus in Asia while exploring new markets
- Up stake in existing associates
- Assess new markets:
  - sizeable under-penetrated markets
  - mature ops with scope to add value

Long term, pragmatic approach
- Strong partner
- Governance rights & board rep
- Shareholder agreements

Add value
- Involvement in business
- Cross-sharing of ideas
- Procurement & other synergies

Case study: Warid Telecoms Pakistan

✓ **Country**
Pakistan has large population base of over 160m and low cellular penetration of 41%

✓ **Strong partner**
Abu Dhabi Group is one of the largest foreign investor in Pakistan

✓ **Add value**
Synergistic partnership leveraging on SingTel's expertise in emerging markets

Cumulative payout since 2000[1] S$20bn
- 87% of NPAT



• S$1.5bn special dividends
• S$1.1bn final dividends
• S$0.7bn interim dividends
S$2.3bn capital reduction
S$3.0bn capital reduction
Shareholder payout (S$bn)3
0.8
1.9
0.9
1.2
1.0
1.0
1.1
3.0
1.3
0.8
1.7
2.3
0.7
1.1
1.5
2000
2001
2002
2003
2004
2005
2006
2007

Capital structure[2]

Net gearing	20%
Net debt:EBITDA	0.8x
EBITDA:net interest expense	24x
S&P's rating	A+
Moody's rating	Aa2

1. Cash distribution as % of NPAT
2. As at June 2007

SingTel

Strategies	Targets for FY08
Singapore: • embarking on growth initiatives	• Revenue to grow single digit • Slight decline in free cashflow
Optus: • defend and grow scale in mobile • drive profitable fixed on-net growth	• Revenue to grow 2.5% - 3% • Maintain EBITDA
Regional Mobile: • strong and profitable growth	• Double-digit growth in regional mobile earnings contribution
Group: Medium term target	• Double-digit underlying earnings growth

SingTel

SingTel

Asia's Leading Communications Company


OPTUS
hello!
OPTUS

www.singtel.com

SingTel

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Monday, September 17, 2007 8:27 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, September 17, 2007 8:26:19 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

A)uncement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00014
Submission Date & Time :: 17-Sep-2007 08:25:29
Broadcast Date & Time :: 17-Sep-2007 08:26:19
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

)

Zairani Bte Ahmed

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, September 17, 2007 8:33 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 502444 as follows:
Release Time: 17-Sep-2007 at 10:32:42
ASX Code: SGT
Announcement Title: CLSA Investors Forum Presentation by Chua Sock Koong SingTel

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	17-Sep-2007
Time	10:32:46
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CLSA Investors Forum Presentation by Chua Sock Koong SingTel

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	13-Sep-2007 08:23:24
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Optus - Presentation by Warren Hardy, Managing Director - Optus Consumer at JP Morgan Broadband in Australia
Description	
Attachments:	JPMBB30907.pdf Total size = **763K** (2048K size limit recommended)

Close Window



Optus Consumer

JP Morgan –
Broadband in Australia
13th September 2007

Warren Hardy
MD Optus Consumer

'yes'

Optus: investing for growth

Mobile: build on & leverage mobile scale

Mobile subscriber marketshare[1]


Hutch, 7%
Voda, 18%
Telstra, 43%
Optus, 33%

- ✓ grow network scale in regional Australia
- ✓ exploit the incumbent's dilemma with mobile caps

Fixed: attack incumbent's fixed profit pool

Broadband subscriber market share[2]


All other, 24%
AAPT/ Powertel, 4%
Primus, 3%
iiNet, 4%
Optus, 18%
Telstra, 47%

- ✓ on-net expansion to improve scale & profitability
- ✓ OPEL JV to cover regional & rural Australia

[1] JPMorgan Australian Mobile market report 10th Sep -07

[2] JPMorgan Australian Broadband market report 5 Sep -07

Convergence and broadband growth provides opportunities for a convergent player


Optus Wireless Connect
At last, wireless working made simple


Broadband penetration[1]
Optus – first to provide ADSL2+
7%
13%
26%
42%
58%
80%
2003
2004
2005
2006
Jun-07
2012E

Devices are becoming 'smarter' and service rich driven by:

- processing power
- storage capacity
- bandwidth/speed
- open operating system

[1] JPMorgan Australian Broadband market report 5 Sep -07



Broadband market provides Optus with growth opportunities

On net expansion to improve scale and profitability

Attacking the fixed profit pool

- Providing innovative offers
- Exploring and expanding alternative broadband delivery and distribution platforms
- Expanding retail execution into convergent theme

Expanding 3G/HSDPA Network

Partnering with Best of Breed Content Providers

Ensuring fair competitive outcome in Fibre–to–the-Node

'yes'

On-net expansion to improve scale and profitability

On-net

- Complete extension of on-net footprint
- Grow share beyond current levels
- Migrate current resale customers who are/will be covered by the ULL footprint

✓ **Improved economics**

✓ **Improved customer experience**


On-net coverage to reach 3.9m households
HFC
ULL today
Offnet
Remaining ULL rollout

Nb. Optus assumes 8m households in Australia

Off-net

- Exit unprofitable resale business

✓ **Cost savings**

✓ **Reduce out-payments to the incumbent**

'yes'

On-net expansion to improve scale and profitability

Expansion of broadband
- Q1 net adds 53k

Consumer on-net revenue
- overall revenue stable



13%



Broadband customers (000s)
+35%
618
834
ULL
Bus b'band
HFC
Resale DSL
On-net
+43% growth
Off-net
+25% growth
Q1 FY07
Q1 FY08

ULL subscribers end of June
- increase by 38k in the quarter

131k



140
120
100
80
60
40
20
0
Q4
Q1
Q2
Q3
Q4
Q1
2005/06
2006/07
2007/08

Number of ULL exchanges
- homes covered > 2m
- end of financial year 366 exchanges covering 2.5m homes

280

'yes'

Disruptive innovative offers attacking fixed profit pool


Home Phone > Broadband Cap
Australia's first
home phone AND broadband cap.
> Find out more.

- Optus Fusion - home phone and broadband bundle


VIRGIN
BROADBAND

- Virgin Mobile Wireless Broadband

'yes'

Optus leading the way with Australia's first integrated home phone and broadband cap


Australia's first home phone & broadband cap.
Optus Fusion includes
Modem & Connection
Broadband
Monthly Price
$0
2GB
$69
Call 135 YES • Click optus.com.au/fusion • Visit your Optus 'yes' Shop


Top 4 reasons "why Customers come to Optus Broadband"
Bundling 29%
Price & Deals 25%
Image & Reputation 15%
Plans & Packages 13%
Enhance Customer Research March 2007

- **Customers receive:**
  - unlimited local and national calls;
  - unlimited calls to Optus mobiles;
  - fast broadband with no excess download charges; and
  - included line rental
- **Grow subscriber base whilst building on-network position**

'yes'



Exploring and expanding alternative broadband delivery and distribution platforms

Exploring alternative platforms

- HSDPA via 3G network
- WiMax
- Satellite broadband
- Upgrading HFC to DOCSIS3?

OPEL NETWORKS An Optus & Elders Company

Broadband Connect funding

- $958m awarded to OPEL by Federal Govt – ADSL2+ and WiMax
- Optus and Elders to bring competition to regional Australia
- Target market of 3.7m rural and regional premises
- Leveraging existing infrastructure
- Clear benefits to Optus – such as:
  - expands 'on-net' market
  - expands regional backhaul
  - supports mobile network expansion

'yes'

Convergence key theme in store design


'yes'
OPTUS



'yes' Optus Store Bathurst



Future Coverage – We've got you covered!





Optus Content Strategy

Customers are clearly choosing to use leading Internet brands - which in turn drives online loyalty and usage


Internet Search
8.37
0.40
Unique Audience
(millions)
Google
sensis


Online Community
2.88
~0.06
Unique Audience
(millions)
myspace.com
BIGBLOG

Source: Nielsen/ Netratings Market Intelligence - July 2007

'yes'

Optus Content Strategy - a partnership model

Market Context

New Media Market

- Rapid change & innovation
- Market leaders are global brands
- Winners driven by network externalities

Customers

- Internet/ new media brands are important
- Mobile increasingly a PC surrogate
- Expect SP to provide online services

Our Strategy

- Partnership model for cost effective content
- Champion leading Internet brands to drive ARPUs
- Invest in online services to drive retention & differentiation

Execution

- ninemsn, FairfaxDigital, news, LEGION, mobilestreams
- Google, myspace, Walt Disney, MTV
- *Internet Security Suite* (F-Secure)
- Windows Live — Integrated messaging – *in development*

'yes'



Advocating fair FTTN competition

- ✓ Optus/G9 lodged its Special Access Undertaking on May 30

- ✓ Expert panel to ensure an open & transparent bidding process

↓

Optus/G9 ready to compete for the right to build a new metro high speed broadband network

Optus remains uniquely positioned versus other challengers


Voice and Data
Bundled & Converged Challenger
Mobile Only
Internet Only

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	13-Sep-2007
Time	10:31:30
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus - Presentation by Warren Hardy, Managing Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Foo Yen Yen

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, September 13, 2007 8:31 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 501392 as follows:
Release Time: 13-Sep-2007 at 10:31:28
ASX Code: SGT
Announcement Title: Optus - Presentation by Warren Hardy, Managing Director

Foo Yen Yen

From: Lim Li Ching
Sent: Thursday, September 13, 2007 8:24 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, September 13, 2007 8:23:24 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 13-Sep-2007 08:22:32
Broadcast Date & Time :: 13-Sep-2007 08:23:24
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

---

lo SEC FYI

rd4s wide o19

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	10-Sep-2007 07:31:06
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Exchange Release - Optus 50 percent joint venture signs funding agreement with Government for rural and regional Australia broadband network
Description	
Attachments:	ER10Sep07.pdf Total size = **28K** (2048K size limit recommended)

Close Window

SingTel

Exchange Release
10 September 2007

Optus 50 percent joint venture signs funding agreement with Government for rural and regional Australia broadband network

On 18 June 2007, SingTel announced that OPEL Networks Pty Limited (OPEL), a 50 percent owned joint venture of Optus Networks Pty Limited (Optus – a wholly owned subsidiary of SingTel) with Elders Telecommunications Infrastructure Pty Ltd (Elders – a wholly owned subsidiary of Futuris Corporation), had secured in-principle approval of A$958 million in funding for a rural and regional wholesale broadband network in Australia.

SingTel is pleased to announce that OPEL has finalised the funding agreement with the Australian Government. OPEL will be eligible to be paid the agreed funding once certain specified conditions are satisfied, including Australian Government approval of commercial arrangements between Optus and Elders and satisfactory completion of further network planning.

As previously announced, the equity accounted results of OPEL and other commercial arrangements that Optus will have with OPEL are not expected to have a material impact on the financial statements of the SingTel Group for the year ending 31 March 2008.

Ong Winn Nie

From: Lim Li Ching
Sent: Monday, September 10, 2007 7:34 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, September 10, 2007 7:31:06 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00002
Submission Date & Time :: 10-Sep-2007 07:30:30
Broadcast Date & Time :: 10-Sep-2007 07:31:06
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Monday, September 10, 2007 7:37 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 499891 as follows:
Release Time: 10-Sep-2007 at 09:36:54
ASX Code: SGT
Announcement Title: Optus 50 percent joint venture signs funding agreement with

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	10-Sep-2007
Time	09:57:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FCL: OPEL joint venture signs network funding deed

10 SEP 2007

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	10-Sep-2007
Time	09:36:57
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus 50 percent joint venture signs funding agreement with

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

END